UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38590

CANGO INC.

8F, New Bund Oriental Plaza II

556 West Haiyang Road, Pudong New Area

Shanghai 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1 — Cango Inc. Reports First Quarter 2024 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANGO INC.

By:	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: June 14, 2024

3